MERCHANTS BANCORP

410 Monon Blvd.

Carmel, Indiana 46032

June 2, 2025

VIA EDGAR

Robert Arzonetti

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Merchants Bancorp
Registration Statement on Form S-3
File No. 333-287555
Request for Acceleration

Dear Mr. Arzonetti:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of Merchants Bancorp, hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 filed with the Securities and Exchange Commission, be accelerated to 4:00 p.m. Eastern Time, on June  4, 2025, or as soon thereafter as practicable.

Please contact Michael J. Messaglia of Krieg DeVault LLP at (317) 238-6249 or mmessaglia@kdlegal.com with any questions you may have concerning this request. In addition, please notify Mr. Messaglia when this request for acceleration has been granted.

Thank you for your consideration in this matter.

Respectfully,

/s/ Terry A. Oznick
Terry A. Oznick
General Counsel and Secretary

cc:         Michael J. Messaglia, Esq.